UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

SodaStream International Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.645 per share
(Title of Class of Securities)

M9068E105
(CUSIP Number)

Teleios Capital Partners GmbH Baarerstrasse 12 6300 Zug Switzerland Telephone Number: 41 41 506 56 59
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [   ].

*          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	M9068E105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Teleios Capital Partners GmbH

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

955,041

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

955,041

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

955,041[1]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%[1]

14.	TYPE OF REPORTING PERSON

IA, OO

1 As of February 15, 2017.

CUSIP No.	M9068E105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Igor Kuzniar

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

955,041

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

955,041

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

955,041[2]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%[2]

14.	TYPE OF REPORTING PERSON

IN, HC

2 As of February 15, 2017.

CUSIP No.	M9068E105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Firass Abi-Nassif

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

955,041

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

955,041

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

955,041[3]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%[3]

14.	TYPE OF REPORTING PERSON

IN, HC

3 As of February 15, 2017.

CUSIP No.	M9068E105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Adam Epstein

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

955,041

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

955,041

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

955,041[4]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%[4]

14.	TYPE OF REPORTING PERSON

IN, HC

4 As of February 15, 2017.

CUSIP No.	M9068E105

Item 1.	Security and Issuer.

The name of the issuer is SodaStream International Ltd., an Israeli corporation (the "Issuer").  The address of the Issuer's principal executive offices is Gilboa Street, Airport City, Ben Gurion Airport 7019900, Israel.  This Schedule 13D relates to the Issuer's Ordinary Shares, par value NIS 0.645 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)
The persons filing this statement are Teleios Capital Partners GmbH, a Swiss limited liability company ("Teleios"), Igor Kuzniar, a Swiss citizen ("Mr. Kuzniar"), Firass Abi-Nassif, a United States citizen ("Mr. Abi-Nassif") and Adam Epstein, a British citizen ("Mr. Epstein" and collectively with Teleios, Mr. Kuzniar and Mr. Abi-Nassif, the "Reporting Persons").

(b)	The principal business address of the Reporting Persons is Baarerstrasse 12, 6300 Zug, Switzerland.

(c)	Teleios serves as the investment manager of certain private investment funds and managed accounts. Mr. Kuzniar, Mr. Abi-Nassif and Mr. Epstein serve as the managing officers of Teleios.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 955,041 Shares beneficially owned by Teleios came from the working capital of certain private investment funds and managed accounts for which Teleios serves as investment manager.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 955,041 Shares indirectly beneficially owned by Mr. Kuzniar came from the working capital of certain private investment funds and managed accounts for which Teleios serves as investment manager.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 955,041 Shares indirectly beneficially owned by Mr. Abi-Nassif came from the working capital of certain private investment funds and managed accounts for which Teleios serves as investment manager.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 955,041 Shares indirectly beneficially owned by Mr. Epstein came from the working capital of certain private investment funds and managed accounts for which Teleios serves as investment manager.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for investment purposes in the ordinary course of the Reporting Persons' investment activities.

The Reporting Persons have entered into a dialogue with the Issuer's management and will seek to increase shareholder value by entering into future dialogue with the Issuer's management regarding its current board composition and corporate governance, and may explore ways in which the board's capabilities and collective expertise can be further enhanced.  In this regard, on November 30, 2016, Teleios and the Issuer entered into a support agreement (the "Support Agreement") whereby Teleios and the Issuer have agreed that the Issuer will nominate one member for election to the board of directors of the Issuer (the "Board"), at the Issuer's 2016 Annual Meeting of Shareholders (the "2016 Annual Meeting") and at each subsequent annual meeting of shareholders of the Issuer during the period from the date of the Support Agreement until the date that is 18 months after the date of the 2016 Annual Meeting (the "Standstill Period"), designated by Teleios, including any Replacement (as defined below) (the "Teleios Designee").

Pursuant to the Support agreement, should the Teleios Designee resign from the Board or be rendered unable to or disqualified from, or refuse to, be appointed to, or for any other reason fail to serve or is not serving on, the Board (other than as a result of not being nominated by the Issuer for an Annual Meeting subsequent to the Standstill Period, or as a result of not being elected at the 2016 Annual Meeting or at any Annual Meeting during the Standstill Period), Teleios shall be entitled to designate a replacement for the Teleios Designee that is reasonably consented to by the Board (such consent not to be unreasonably withheld) (a "Replacement") and the Issuer shall take all necessary action to appoint the Replacement as promptly as practicable, subject to receiving Nomination Documents (as defined in the Support Agreement) for such person and subject to Section 1(d) of the Support Agreement.  Any such Replacement who becomes a Board member in replacement of the Teleios Designee shall be deemed to be the Teleios Designee for all purposes under the Support Agreement.

If at any time after the date of the Support Agreement, (A) Teleios, (x) ceases to Beneficially Own (as defined in the Support Agreement) at least (i) 2.5% of the Shares then outstanding or (ii) an aggregate Net Long Position (as defined in the Support Agreement) of at least 640,000 Shares (as adjusted for any shares splits, bonus shares issuances, combinations, splits, recapitalizations and the like), or (y) ceases to comply with or breaches any of the terms of the Support Agreement in any material respect and, if capable of being cured, such material breach or failure has not been cured within 14 days after receipt by Teleios of written notice from the Issuer specifying such material breach or failure, or (B) the Teleios Designee fails to satisfy the requirements set forth in Section 1(c)(iii) of the Support Agreement then Teleios shall use its reasonable best efforts to cause the Teleios Designee to promptly tender his resignation from the Board.

Under the Support Agreement, the parties agree that, among other things, during the Standstill Period, neither Teleios nor any of its Affiliates (as defined in the Support Agreement) shall, directly or indirectly acquire or agree to acquire or make any proposal to acquire, directly or indirectly, Beneficial Ownership of any Voting Securities (as defined in the Support Agreement) that would exceed 12.99% of the Issuer's outstanding Voting Securities (the "Beneficial Ownership Limitation"); provided that Teleios shall not be required to divest of any Voting Securities and shall not be in breach of the Support Agreement in the event that Teleios Beneficially Owns Voting Securities in excess of the Beneficial Ownership Limitation due to a decrease in the number of the Issuer's outstanding Voting Securities due to actions taken by the Issuer, such as a repurchase of Shares.

Promptly following execution of the Support Agreement, the Issuer and Teleios announced the Support Agreement and the material terms thereof by means of a jointly issued press release on November 30, 2016 (the "Press Release").

The foregoing is a summary of certain material terms of the Support Agreement and of the Press Release.  The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to a copy of the full text of the Support Agreement and of the Press Release, which have been filed as Exhibits B and C hereto, respectively, and are incorporated herein by reference.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)
As of February 15, 2017, Teleios may be deemed to be the beneficial owner of 955,041 Shares, constituting 4.5% of the Shares, based upon 21,377,388 Shares outstanding as of the date hereof.  Teleios has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 955,041 Shares.  Teleios has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 955,041 Shares.

As of February 15, 2017, Mr. Kuzniar may be deemed to be the beneficial owner of 955,041 Shares, constituting 4.5% of the Shares, based upon 21,377,388 Shares outstanding as of the date hereof.  Mr. Kuzniar has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 955,041 Shares.  Mr. Kuzniar has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 955,041 Shares.

As of February 15, 2017, Mr. Abi-Nassif may be deemed to be the beneficial owner of 955,041 Shares, constituting 4.5% of the Shares, based upon 21,377,388 Shares outstanding as of the date hereof.  Mr. Abi-Nassif has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 955,041 Shares.  Mr. Abi-Nassif has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 955,041 Shares.

As of February 15, 2017, Mr. Epstein may be deemed to be the beneficial owner of 955,041 Shares, constituting 4.5% of the Shares, based upon 21,377,388 Shares outstanding as of the date hereof.  Mr. Epstein has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 955,041 Shares.  Mr. Epstein has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 955,041 Shares.

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Exhibit D.

	(e)	As of February 15, 2017, each Reporting Person ceased to be the beneficial owner of more than five percent of the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 30, 2016, Teleios and the Issuer entered into the Support Agreement. For a description of the Support Agreement, please see the response to Item 4 above.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement
Exhibit B: Support Agreement (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by the Issuer on November 30, 2016)
Exhibit C: Press Release (incorporated by reference to Exhibit 99.2 of the Form 6-K filed by the Issuer on November 30, 2016)
Exhibit D: Schedule of Transactions in the Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21, 2017
(Date)

Teleios Capital Partners GmbH*

/s/ Igor Kuzniar
Name: Igor Kuzniar Title: Managing Officer Igor Kuzniar* /s/ Igor Kuzniar
Firass Abi-Nassif*

/s/ Firass Abi-Nassif

Adam Epstein*

/s/ Adam Epstein

*  The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D Amendment, dated February 21, 2017, relating to the Ordinary Shares, par value NIS 0.645 per share, of SodaStream International Ltd. shall be filed on behalf of the undersigned.

February 21, 2017
(Date)

Teleios Capital Partners GmbH

/s/ Igor Kuzniar
Name: Igor Kuzniar Title: Managing Officer
Igor Kuzniar /s/ Igor Kuzniar Firass Abi-Nassif

/s/ Firass Abi-Nassif

Adam Epstein

/s/ Adam Epstein

Exhibit D

Schedule of Transactions in the Shares by the Reporting Persons5

DATE	SECURITY	TRANSACTION	AMOUNT	PRICE
2/15/17	Ordinary Shares, par value NIS 0.645 per share	Sale	4,095	$49.5046
2/15/17	Ordinary Shares, par value NIS 0.645 per share	Sale	17,865	$49.5046
2/15/17	Ordinary Shares, par value NIS 0.645 per share	Sale	6,300	$49.5046
2/15/17	Ordinary Shares, par value NIS 0.645 per share	Sale	16,740	$49.5046
2/6/17	Ordinary Shares, par value NIS 0.645 per share	Sale	1,517	$44.8061
2/6/17	Ordinary Shares, par value NIS 0.645 per share	Sale	7,749	$44.8061
2/6/17	Ordinary Shares, par value NIS 0.645 per share	Purchase	8,837	$44.829206
2/6/17	Ordinary Shares, par value NIS 0.645 per share	Purchase	1,882	$44.8292
1/12/2017	Ordinary Shares, par value NIS 0.645 per share	Sale	9,273	$40.7633
1/12/2017	Ordinary Shares, par value NIS 0.645 per share	Sale	5,743	$40.7633
1/10/2017	Ordinary Shares, par value NIS 0.645 per share	Sale	18,754	$39.1495
1/10/2017	Ordinary Shares, par value NIS 0.645 per share	Sale	10,323	$39.1495
1/10/2017	Ordinary Shares, par value NIS 0.645 per share	Sale	5,804	$39.1495
1/10/2017	Ordinary Shares, par value NIS 0.645 per share	Sale	18,719	$39.1495
1/6/2017	Ordinary Shares, par value NIS 0.645 per share	Sale	13,877	$38.933
1/6/2017	Ordinary Shares, par value NIS 0.645 per share	Sale	9,700	$38.933
1/6/2017	Ordinary Shares, par value NIS 0.645 per share	Sale	5,090	$38.933
1/6/2017	Ordinary Shares, par value NIS 0.645 per share	Sale	14,833	$38.933
1/5/2017	Ordinary Shares, par value NIS 0.645 per share	Sale	8,964	$39.1487
1/5/2017	Ordinary Shares, par value NIS 0.645 per share	Sale	6,267	$39.1487
1/5/2017	Ordinary Shares, par value NIS 0.645 per share	Sale	3,287	$39.1487
1/5/2017	Ordinary Shares, par value NIS 0.645 per share	Sale	9,582	$39.1487
1/4/2017	Ordinary Shares, par value NIS 0.645 per share	Sale	19,125	$39.5845
1/4/2017	Ordinary Shares, par value NIS 0.645 per share	Sale	13,369	$39.5845
1/4/2017	Ordinary Shares, par value NIS 0.645 per share	Sale	7,015	$39.5845
1/4/2017	Ordinary Shares, par value NIS 0.645 per share	Sale	20,445	$39.5845

SK 27973 0002 7417836 v2

5 All transactions in the Shares by the Reporting Persons were open market transactions.